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                        SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                     -----------------------------------------
                                   SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)( 1 )
                       OF THE SECURITIES EXCHANGE ACT OF 1934
                     -----------------------------------------
                               BLESSINGS CORPORATION
                             (NAME OF SUBJECT COMPANY)

                                VA ACQUISITION CORP.
                          HUNTSMAN PACKAGING CORPORATION
                                     (BIDDERS)

                       COMMON STOCK, PAR VALUE $.71 PER SHARE
                           (TITLE OF CLASS OF SECURITIES)

                                     093532109
                       (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 RICHARD P. DURHAM
                           HUNTSMAN PACKAGING CORPORATION
                                  500 HUNTSMAN WAY
                            SALT LAKE CITY, UTAH  84108
                                   (801) 532-5200
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
              RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                      Copy to:
                              JOHN L. MACCARTHY, ESQ.
                                  WINSTON & STRAWN
                                35 WEST WACKER DRIVE
                                     SUITE 4200
                              CHICAGO, ILLINOIS 60601
                                   (312) 558-5600

                             CALCULATION OF FILING FEE
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     TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
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       $ 214,598,457.20                                 $63,306.54
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*    Estimated solely for purposes of calculating the amount of filing fee. The amount assumes the purchase of 10,343,307 shares of Common Stock, par value $.71 per share of the subject company (the "Shares"), comprised of (i) 10,126,857 Shares that were outstanding as of March 31, 1998 and (ii) 216,450 Shares that would be issued assuming the exercise as of March 31, 1998 of all the then outstanding stock options to acquire Shares pursuant to the subject company's stock option plans (the "Stock Option Shares"), at a price per share of $21.00 in cash, less $2,610,989.85 representing the number of Stock Option Shares multiplied by an average exercise price of $12.06 applicable to the stock options relating to the Stock Option Shares.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


AMOUNT PREVIOUSLY PAID:    NONE                             FILING PARTY: N/A
FORM OR REGISTRATION NO.:  N/A                              Date Filed: N/A
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

CUSIP No. 093532109

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 1.   NAME OF REPORTING PERSONS:
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      VA Acquisition Corp. (87-0579748)
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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  / /
                                                                      (b)  / /
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 3.   SEC USE ONLY
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 4.   SOURCE OF FUNDS

      BK, AF
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 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)
                                                                           / /
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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

      5,925,072*
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 8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
       SHARES
                                                                           / /
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 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      Approximately 57.3% (fully diluted)
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 10.  TYPE OF REPORTING PERSON

           CO
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* See footnote on following page.

CUSIP No. 093532109

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Huntsman Packaging Corporation (87-0496065)
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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)/ /
                                                                         (b)/ /
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 3.   SEC USE ONLY
--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      BK
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 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                               / /
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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Utah
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 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
      5,925,072*
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 8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
        SHARES                                                             / /
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 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      Approximately 57.3% (fully diluted)
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 10.  TYPE OF REPORTING PERSON
      CO
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     *On April 7, 1998, Huntsman Packaging Corporation ("Parent") and VA
Acquisition Corp., a wholly-owned subsidiary of Parent (the "Purchaser"), entered into a Tender Agreement and Irrevocable Proxy (the "Tender
Agreement") with Williamson-Dickie Manufacturing Company and the individuals named therein (collectively, the "Stockholders"), pursuant to which the Stockholders have agreed, among other things, to validly tender (and not to withdraw) pursuant to the Purchaser's tender offer all of the Shares (as defined below) beneficially owned by each such Stockholder (representing an aggregate of 5,925,072 Shares, or approximately 57.3% of the Shares of the subject company outstanding as of March 31, 1998 on a fully diluted basis). Pursuant to the Tender Agreement, each Stockholder has also irrevocably appointed the Purchaser as the attorney and proxy of such Stockholder to vote and otherwise act (by written consent or otherwise) with respect to all Shares that such Stockholder is entitled to vote at any meeting of stockholders of subject company, subject to certain limitations and restrictions. The Tender Agreement is described more fully in Section 12 of the Offer to Purchase dated April 14, 1998 of Parent and the Purchaser.

TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by VA Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Huntsman Packaging Corporation, a Utah corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $.71 per share (the "Shares"), of Blessings Corporation, a Delaware corporation ("Blessings Corporation" or the "Company"), at a price of $21.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the "Offer"), which are attached hereto as Exhibits 99(a)(1) and 99(a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Blessings Corporation, a Delaware corporation, which has its principal executive offices at 200 Enterprise Drive, Newport News, Virginia 23603.

     (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, par value $.71 per share, of the Company. The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Tender Offer Statement is being filed by the Purchaser and Parent. The information set forth in "Introduction" and
Section 9 ("Certain Information Concerning the Purchaser and Parent") of, and
Schedule I ("Information Concerning the Directors and Executive Officers of Parent and the Purchaser") to, the Offer to Purchase is incorporated herein by reference.

     (e)-(f) Neither the Purchaser nor Parent nor, to their knowledge, any of the persons listed in Schedule I ("Information Concerning the Directors and Executive Officers of Parent and the Purchaser") to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Tender Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c)  Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in "Introduction," Section 6 ("Price Range of the Shares; Dividends"), Section 11 ("Background of the Offer"),
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Tender Agreement") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Tender Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Tender Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction," Section 10 ("Source and Amount of Funds") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Merger Agreement; The Tender Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") and Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits 99(a)(l) and 99(a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)    Offer to Purchase dated April 14, 1998.
     (a)(2)    Letter of Transmittal.
     (a)(3)    Notice of Guaranteed Delivery.
     (a)(4)    Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.
     (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a)(7)    Form of Summary Advertisement dated April 14, 1998.
     (a)(8) Text of Press Release dated April 8, 1998 issued by the Company and Parent.
     (a)(9) Text of Press Release dated April 14, 1998 issued by the Purchaser and Parent.
     (b)(1) Credit Agreement dated as of September 30, 1997 among Parent, The Chase Manhattan Bank, as Administrative Agent, and the lenders named therein.
     (b)(2) Commitment Letter dated April 7, 1998 from The Chase Manhattan Bank and Chase Securities Inc. to Parent.
     (c)(l) Agreement and Plan of Merger dated as of April 7, 1998 by and among Parent, the Purchaser and the Company.
     (c)(2) Tender Agreement and Irrevocable Proxy dated as of April 7, 1998 among Parent, the Purchaser, Williamson-Dickie Manufacturing Company and the individuals named therein.
     (c)(3) Confidentiality Agreement dated as of January 22, 1998 from Parent for the benefit of the Company.
     (c)(4)    Bid letter dated as of March 20, 1998 from Parent to the Company.
     (c)(5) Exclusivity Letter dated as of March 29, 1998 by and between Parent and the Company.
     (c)(6) Extension to Exclusivity Letter dated as of April 5, 1998 by and between Parent and the Company.
     (d)       Not applicable.
     (e)       Not applicable.
     (f)       Not applicable.

                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 1998

                                        VA ACQUISITION CORP.



                                        By: /s/ Richard P. Durham
                                           ------------------------------------
                                        Name:     Richard P. Durham
                                        Title:    President and
                                                  Chief Executive Officer


                                        HUNTSMAN PACKAGING CORPORATION



                                        By: /s/ Richard P. Durham
                                           ------------------------------------
                                        Name:     Richard P. Durham
                                        Title:    President and Chief
                                                  Executive Officer

                                    EXHIBIT INDEX



Exhibit Number      Exhibit Name
--------------      ------------

  99(a)(1)    --    Offer to Purchase dated April 14, 1998.

  99(a)(2)    --    Letter of Transmittal.

  99(a)(3)    --    Notice of Guaranteed Delivery.

  99(a)(4)    --    Letter to Brokers, Dealers, Banks, Trust Companies and
                    Other Nominees.

  99(a)(5)    --    Letter to Clients for use by Brokers, Dealers, Banks, Trust
                    Companies and Other Nominees.

  99(a)(6)    --    Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.

  99(a)(7)    --    Form of Summary Advertisement dated April 14, 1998.

  99(a)(8)    --    Text of Press Release dated April 8, 1998 issued by the
                    Company and Parent.

  99(a)(9)    --    Text of Press Release dated April 14, 1998 issued by the
                    Purchaser and Parent.

  99(b)(1)    --    Credit Agreement dated as of September 30, 1997 among
                    Parent, The Chase Manhattan Bank, as Administrative Agent, and the lenders named therein.

  99(b)(2)    --    Commitment Letter dated April 7, 1998 from The Chase
                    Manhattan Bank and Chase Securities Inc. to Parent.

  99(c)(1)    --    Agreement and Plan of Merger dated as of April 7, 1998 by
                    and among Parent, the Purchaser and the Company.

  99(c)(2)    --    Tender Agreement and Irrevocable Proxy dated as of April 7,
                    1998 among Parent, the Purchaser, Williamson-Dickie
                    Manufacturing Company and the individuals named therein.

  99(c)(3)    --    Confidentiality Agreement dated as of January 22, 1998 from
                    Parent for the benefit of the Company.

  99(c)(4)    --    Bid Letter dated March 20, 1998 from Parent to the Company.

  99(c)(5)    --    Exclusivity Letter dated as of March 29, 1998 by and
                    between Parent and the Company.

  99(c)(6)    --    Extension to Exclusivity Letter dated as of April 5, 1998
                    by and between Parent and the Company.

  99(d)       --    Not applicable.

  99(e)       --    Not applicable.

  99(f)       --    Not applicable.